 Exhibit (a)(5)(iv)

For immediate release
Media contact: Hillary Yaffe, +1 212 632 6528 hillary.yaffe@lazard.com	Investor contact: Ben Wulfsohn, +1 800 823 6300 ben.wulfsohn@lazard.com

LAZARD WORLD DIVIDEND & INCOME FUND ANNOUNCES
EXPIRATION AND PRELIMINARY RESULTS OF TENDER OFFER

NEW YORK, August 21, 2019 – Lazard World Dividend & Income Fund, Inc. (NYSE: LOR) today announced the expiration and preliminary results of its one-time tender offer to acquire, in exchange for cash, up to 20% of its outstanding shares of common stock (the "Offer"). The Offer expired today, August 21, 2019, at 5:00 p.m., New York City time, and was oversubscribed. The purchase price for validly tendered shares is $10.04 per share, which is equal to 98% of LOR's net asset value per share as of the close of regular trading on the New York Stock Exchange today.

Based upon preliminary information provided by Broadridge Corporate Issuer Solutions, Inc., the information agent for the Offer (the "Information Agent"), 3,560,562 shares, or approximately 52% of LOR's outstanding shares, were tendered. Due to the fact that the number of shares tendered exceeded the number of shares LOR offered to purchase pursuant to the Offer, LOR will purchase the maximum percentage of outstanding shares it previously announced on a pro-rata basis in accordance with the number of shares validly tendered by tendering stockholders and the terms of the Offer to Purchase, with appropriate adjustment to avoid purchasing fractional shares (the "proration factor"). The proration factor and actual number of shares to be purchased is anticipated to be announced tomorrow, and payment for such shares will be made as promptly as practicable thereafter.

Any questions regarding the Offer may be directed to the Information Agent toll-free at (888) 789-8409.

An indirect subsidiary of Lazard Ltd (NYSE: LAZ), Lazard Asset Management LLC, LOR's investment manager, offers a range of equity, fixed-income, and alternative investment products worldwide. As of July 31, 2019, LAM and affiliated asset management companies in the Lazard Group managed $234.8 billion worth of client assets. For more information about LAM, please visit www.LazardAssetManagement.com. Follow LAM at @LazardAsset.

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